

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Lloyd A. Hajdik
Chief Financial Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

> **Re: Oil States International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-16337**

Dear Mr. Hajdik:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction